Filed by: New York Community Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Flagstar Bancorp, Inc. (Commission File No.: 001-16577)

New York Community Bancorp, Inc. 2021 Annual Meeting of Shareholders

Wednesday, May 26, 2021

CORPORATE PARTICIPANTS

R. Patrick Quinn New York Community Bancorp, Inc. - Executive VP, General Counsel & Corporate Secretary

Salvatore J. DiMartino New York Community Bancorp, Inc. - Senior MD and Director of IR & Strategic Planning

Thomas Robert Cangemi New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

CONFERENCE CALL PARTICIPANTS

John Chevedden

Paul Laurenzano

Peter Descovich Broadridge Financial Solutions, Inc. - Corporate Liaison

PRESENTATION

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Good morning, everyone, and thank you for joining us today. Welcome to New York Community Bancorp’s 2021 Annual Shareholders’ Meeting.

My name is Thomas Cangemi. I am the company’s new Chairman, President and Chief Executive Officer. I hope that each of you and your families are doing well after one of the most difficult and challenging years in our country’s history.

Despite the fact that over the past several weeks, both the state and city have relaxed their social distancing rules and many businesses have started to reopen, we felt to an abundance of caution and a consideration of the health and well-being of our Board, employees and shareholders to once again hold our annual meeting virtually via live webcast.

Despite the virtual format, you will still be able to ask any proposal-related questions when that specific proposal is being discussed. There will also be an opportunity to respond to your other questions after I complete my formal presentation and remarks. Also, instructions on how to vote, change your vote or ask a question are contained in the rules of order, which are posted on the website.

I’m joined on today’s webcast by all of the directors from our Corporate Board as well as several members of our senior executive management team, who are also joining online today. I would like to personally thank all of you for your service to the company over the past year. And on behalf of the entire Board of Directors, I would like to thank you, our shareholders, for your investment in NYCB and for participating in today’s meeting.

As many of you already know, my predecessor, Joseph R. Ficalora, retired at the end of last year after a distinguished 55-year career with the company. It is rare today for someone to spend their entire career with the same company, let alone with the dedication and passion that Joe held for the bank over 5 decades. NYCB, as we know it today, would probably not be the same company had it not been for his vision and commitment. We are all thankful for everything he has done for the bank during his long tenure.

At the same time, I would like to acknowledge Michael Levine, who retired as Chairman of the Board earlier this year after 17 years of loyal service. Mike capably served the company first as a Director, including as a member of several committees, then as Chairman of both the Risk Assessment and Corporate Governance Committee prior to being named Chairman as the Board’s Independent Presiding Director. We thank Mike for his service and for his insight and business acumen over the years.

Lastly, I would like to thank all of our employees who worked so diligently last year under very challenging conditions. I cannot be more proud of how our entire organization pulled together during 2020. Our results could not have been achieved without their commitment to the company and our customers.

Now I would like to turn the meeting over to Patrick Quinn, who is serving as secretary of today’s meeting, to review the rules of order and provide the notice to the annual meeting.

R. Patrick Quinn - New York Community Bancorp, Inc. - Executive VP, General Counsel & Corporate Secretary

Thank you, Mr. Cangemi.

First, I would like to draw your attention to the agenda, the rules of order and the safe harbor statement, which is available on website for today’s meeting. As stated in the notice of annual meeting you received in the mail or online, the purpose of today’s meeting is to consider 5 proposals. First, the election of 3 director nominees to the Board to serve for 3-year terms of office; second, to ratify the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2021; third, to approve on a nonbinding advisory basis the compensation of the company’s named executive officers; fourth, a proposal to amend the amended and restated certificate of incorporation of the company to phase out the classification of the Board of Directors and provide instead for the annual election of directors; and fifth, a shareholder proposal requesting Board action to amend the amended and restated certificate of incorporation and bylaws of the company to provide for the right to act by written consent, as described in the proxy statement, if properly presented at today’s meeting.

As indicated on the agenda, a discussion period will follow the presentation of each of the 5 proposals. You will have the ability to ask questions online at that time. Online voting will be conducted after all 5 proposals have been discussed. In addition, after Mr. Cangemi’s formal presentation, there will be an opportunity for general Q&A, which you can also participate in through the website. (Operator Instructions) Only shareholders as of April 1, 2021, are permitted to ask questions during the virtual annual meeting. (Operator Instructions)

If there are any matters of individual concern to you as a customer, I would ask that you contact John Fennell from our Retail Banking Group at the following phone number, (516) 683-4577 or by e-mailing John at john.fennell@mynycb.com. If you have any questions about your shareholder accounts, please contact our Investor Relations department at (516) 683-4420 or by e-mailing the department at ir@mynycb.com.

Resolutions providing for the annual meeting to be held virtually at this time and date and directing that such notice be given were adopted by the Board of Directors of the company. The Board also fixed April 1, 2021, as the record date to determine those persons eligible to receive notice of and to vote at this meeting. An alphabetical list of shareholders of record as of April 1, 2021, showing their respective addresses and the number of shares held by each is available online through the provided link for inspection by shareholders in accordance with the company’s bylaws and applicable law.

As of April 1, 2021, there were 465,074,384 outstanding shares of the common stock of New York Community Bancorp entitled to vote. A notice of meeting, proxy statement and formal proxy or a notice of Internet access to such information was duly mailed on or about April 16, 2021, to every shareholder of record as of the April 1 record date. An affidavit of mailing prepared by Broadridge Financial, our proxy distributor and vote tabulator, will be filed with the minutes of this meeting.

The Board of Directors has appointed Mr. Peter Descovich, an independent agent, to serve as inspector of election at this meeting. Mr. Descovich has filed with me his oath of office as inspector of election. The inspector of election has in his possession the list of shareholders entitled to vote and the voted proxies received prior to the onset of this meeting.

I have been advised by the inspector of election that there are present today, in person or by proxy, holders of at least 374,117,299 shares of New York Community Bancorp common stock. This represents more than a majority of the outstanding shares of the company’s common stock entitled to vote at today’s meeting.

Accordingly, I declare that a quorum is present and this meeting is duly convened. The polls for voting are now open at 10:07 a.m.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Thank you, Patrick.

First, if you have already voted, there is no need for you to recast your vote unless you wish to revoke or change your vote. If you have not voted, there are instructions on the website on how to cast your vote. Each proposal will be open for discussion as it is presented. Shareholders who wish to ask questions regarding the proposal are asked to observe the established rules of order. (Operator Instructions)

The first proposal we will consider is the election of directors. The Board has nominated 3 directors for 3-year terms of office to expire at the Annual Meeting of Shareholders to be held in the year 2024 or until their successors are elected and qualified. Information about the nominees’ principal occupations and service with New York Community Bancorp and other pertinent matters may be found in your proxy statement.

Are there any comments with respect to the nomination for directors at this time?

Unidentified Participant

No comments.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

The second proposal to be considered calls for the ratification of the appointment of KPMG LLP as the company’s independent registered public accounting firm for the fiscal year ended December 31, 2021. Representatives of KPMG are on the line today to answer any questions related to their engagement.

Operator, please unmute the line of Paul Laurenzano. Mr. Laurenzano, do you wish to make a statement?

Paul Laurenzano

No statements necessary. Thank you.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Thank you, Paul.

In that case, are there any comments with respect to the ratification of KPMG as the company’s independent registered public accounting firm for the fiscal year?

Unidentified Participant

No comments.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

The third proposal on the agenda calls for the approval on a nonbinding advisory basis of the compensation of the company’s named executive officers.

Are there any comments regarding to this proposal?

Unidentified Participant

No comments.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

The fourth proposal on the agenda is a proposal to amend the company’s certificate of incorporation to phase out the classification of the Board of Directors and provide instead for an annual election of directors.

Are there any comments with regard to this proposal?

Unidentified Participant

There are no comments.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

The fifth and final proposal on the agenda is a shareholder proposal being submitted by Kenneth Steiner, requesting Board action to amend the amended and restated certificate of incorporation and bylaws of the company to provide for the right to act by written consent.

I believe Mr. Chevedden is representing Mr. Steiner. So Mr. Chevedden, you can read your brief statement now. Operator, please unmute Mr. Chevedden’s line.

John Chevedden

This is John Chevedden. Can you hear me okay?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Yes.

John Chevedden

On proposal 5, adopt a mainstream shareholder right written consent. Shareholders request that our Board of Directors take the necessary steps to permit written consent by the shareholders entitled to cast the minimum number of votes that would be necessary to authorize an action at a meeting at which all shareholders entitled to vote thereon weren’t present at voting. This proposal topic won 95% support at Dover Corporation and 79% support at Xerox.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director. For instance, Dominick Ciampa, age 87, was rejected by 81 million votes in 2020 and Mr. Lawrence Rosano was rejected by 57 million votes. In spite of such strong rejection, Mr. Ciampa is untouchable by a shareholder vote again until he is aged 89.

These negative votes represent a failure in the so-called shareholder outreach program. The high negative votes raised the question on whether the so-called management outreach program had any clue that such substantial negative votes would be registered. The management outreach program also apparently failed to predict that 67% of shares would reject management pay at our 2018 annual meeting.

Our directors, Mr. John Tsimbinos, age 83; Mr. Ronald Rosenfeld, age 80; and Mr. James O’Donovan, age 77, would only be up for election once in 3 years. Corporate governance reform such as this proposal is important for New York Community Bancorp since our stock is now down from $17 in 2015 and down from $34 in 2004.

Contrary to the management text, there is no incentive for confusion with written consent because confusion only leads to more support for management. Shareholders deserve a right to act by written consent to make up for the transition to online shareholder meetings. That means it is easier for management to dominate an online shareholder meeting. For instance, the 2021 [Kohl’s] Annual Meeting was 9 minutes. An example of the near total dominance that management can now display at an online shareholder meeting is AT&T, which would not even let shareholders speak at 2 consecutive online shareholder meetings.

The shareholders supporting the written consent could only accomplish their objective if 68% of the shares that normally voted at our annual meeting give approval. In resisting this proposal, management is opposed to listening to the voice of 68% of shares. Please vote yes, adopt a mainstream shareholder right written consent proposal 5.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Thank you. Mr. Chevedden. Are there any other comments related to this proposal?

Unidentified Participant

There are no comments.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

There being no further discussion, let us now proceed with the vote. If you have already cast your vote by proxy and do not wish to change your vote, there’s no need to vote now. If you would like to vote now or change your vote, you can do so by following the directions on your screen.

With respect to proposal #1, the election of directors, the nominations have already been presented and no further action with respect to this proposal is required. At this time, please electronically mark your ballots with respect to proposal #1.

(Voting)

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

The vote will now be taken on the ratification of KPMG LLP as the independent registered public accounting firm of New York Community Bancorp for the fiscal year ending December 31, 2021. Please electronically mark your ballots with respect to proposal #2.

(Voting)

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

With respect to proposal #3, the vote will now be taken on the approval on a nonbinding advisory basis of the compensation of the company’s named executive officers. Please electronically mark your ballots now with respect to proposal #3.

(Voting)

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Next, the vote will be taken on proposal #4, which is requesting to phase out the classification of the Board of Directors and provide for annual director elections instead. Please electronically mark your ballot now with respect to proposal #4.

(Voting)

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Lastly, the vote will now be taken on proposal #5. The shareholder proposal requesting Board action to amend the amended and restated certificate of incorporation and bylaws of the company to provide for the right to act by written consent. Please electronically mark your ballot now with respect to proposal #5.

(Voting)

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

This completes the presentation of the proposals for voting. If you have just entered your vote electronically, please make sure that you’ve entered your vote correctly and received confirmation that your vote was submitted.

At this time, I would ask [Mr. Daia] [sic] to electronically submit the ballot that is being cast by the Proxy Committee of the Board of Directors.

R. Patrick Quinn - New York Community Bancorp, Inc. - Executive VP, General Counsel & Corporate Secretary

Mr. Cangemi, [Mr. Daia] [sic] has submitted the ballot on behalf of the Proxy Committee of the Board of Directors.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

The polls for voting on the matters before this annual meeting are hereby closed at approximately 10:17 a.m.

As in the past, during this time that the votes are being tabulated, I will discuss the company’s financial results and our recently announced transaction with Flagstar Bancorp. Once the presentation has ended, we will do our very best to answer any questions you may have. The presentation will be shown on your screen and is also available on the Investor Relations section of our website.

Starting with Slide 4. You can see that based on all the relevant metrics, asset size, loans, deposits and market capitalization, we are one of the largest banking organizations in the United States and also one of the largest regional banks in the New York Metro market. Even though we are one of the largest banks in the country, we do not have all of the risks that other large banks have. As depicted by the slide, we consistently lead the industry in credit performance. No matter how you look at it and over various cycles, we produce impressively low loan loss rates. Since we went public in 1993, our cumulative losses are about 1% compared to 23.7% for the industry and 13.2% compared to our peer group.

Next slide shows our first quarter 2021 results compared to the prior year’s quarter. As you can see, we’ve experienced strong improvements across the board. For the 3 months ended March 31, 2021, we reported diluted earnings per share of $0.29 a share, up 45% and $0.02 ahead of expectations. Our first quarter results were characterized by double-digit net income growth, continued margin expansion, good loan growth, strong deposit growth, lower operating expenses and a continuation of market-leading superior asset quality.

Net income available to common shareholders increased 49% to $137 million driven primarily by an impressive 30% increase in net interest income due to lower interest expenses.

On the net interest margin front, our first quarter margin was up 2.48 -- was 2.48%, up 47 basis points compared to the year ago quarter as our cost of funds continued to decline in 2021. We’re also very happy with our trend in our efficiency ratio as it also continued to improve, declining to just under 40%.

On the lending side, total loans increased $833 million or 2% compared to the year ago quarter, led by growth in both the multifamily and specialty finance portfolios.

As I have articulated previously, one of NYCB’s top goals has been to diversify our funding mix. During the current first quarter, we entered into a third-party relationship to bring in low-cost deposits. To this end, total deposits increased $2.2 billion or 7% on a year-over-year basis to $34.2 billion. $1.6 billion of this amount came from this new relationship and our noninterest bearing.

Lastly, our asset quality metrics remained strong as nonperforming assets declined and we had net recoveries for the quarter. Additionally, 100% of the loans that were on full payment deferral due to COVID-19 have now returned to payment status. Moreover, the vast majority of these loans currently modified and paying interest-only are expected to come off their deferral period during the second quarter, at which time, we expect them to return to full payment status.

In terms of the regional economy, our outlook is increasingly positive. The vaccine rollout has resulted in a significant decline in number of new COVID-19 cases. Accordingly, stay-at-home orders, travel restrictions and social distancing requirements have been lifted and economic activity has picked up again. Employers recalling workers to their offices, more people are returning to live in New York City and many businesses have reopened. We continue to be optimistic about the full reopening of the city.

On the real estate front, our portion of the New York City real estate market, the nonluxury, rent-regulated portion of the multifamily market, continues to perform extremely well. Our borrowers have strong balance sheets, and rent collections are above prepandemic levels, hovering in the high 90% range. Overall, this has been a very strong start to the year and we believe that these trends bode well for us over the remainder of the year on a stand-alone basis.

Not only am I pleased about our first quarter results, but I’m very excited about our recently announced combination with Flagstar Bancorp. When I was appointed President and CEO early this year, I outlined what my strategic priorities would be. A key priority was to seek a like-minded partner who will provide us with a diverse revenue stream, improve our funding profile and accelerate our transition to a dynamic commercial banking organization.

In Flagstar, we found such a partner. The merger of our 2 organizations will provide us with a more robust product offering for our customers, a strong employee talent pool and significant balance sheet size to accelerate our combined transformation to a high-performing commercial bank. It also provides for both product and geographical diversification, including a top 10 national mortgage origination and servicing business. We are combining 2 strong banks with similar risk-adverse cultures, performance-based values and complementary business models, positioning us as a stronger financial institution for the future. I am very bullish about what this combination means for our customers, our employees, our communities and our shareholders.

Turning to the next slide. Let’s discuss some of the key ways that this transaction will enhance shareholder value. This combination accelerates our stand-alone plan to transform our business model to a commercial bank. It creates a top-tier regional bank with significant scale, broader diversification and drive strong, sustainable financial performance and significant capital generation, improves our overall funding profile and interest rate positioning, combines a best-in-class multifamily lender with a top-ranked national mortgage originator and servicer, preserves each bank’s unique low credit risk model and combines 2 very strong management teams and Boards.

This next slide summarizes some of the key transaction terms. The deal is structured as a tax-free 100% stock deal with a fixed exchange ratio of

4.0151 NYCB shares for each Flagstar share. This works out to be 6.4x 2022 consensus EPS estimates using fully realized cost savings, 115% of tangible book value per share and a 2.2% core deposit premium. Our new company will remain headquartered on Long Island with regional headquarters in Troy, Michigan. The Board will be comprised of 12 directors, 8 from NYCB and 4 from Flagstar. Sandro DiNello, currently Flagstar’s President and CEO, will be Nonexecutive Chairman. And I am pleased to announce that Lee Smith and Reginald Davis will join our executive leadership team as Senior Executive Vice Presidents. Lee will be President of Mortgage and Reggie, President of Banking.

A hallmark of our previous M&A transactions that deals must be accretive to earnings and tangible book value per share. As you can see on Slide 10, this transaction nicely meets this criteria. Financially, the transaction is very compelling with expected double-digit earnings per share accretion of 16% and an immediate 3.5% accretion to tangible book value per share using conservative modeling assumptions. Cost savings are estimated at $125 million. But given that the fact that both companies are on the same core system, this estimate could prove to be conservative. Our capital ratios post close will also be very strong with a common equity Tier 1 ratio of over 10%.

We plan to maintain NYCB’s dividend at $0.68 per share. Based on our pro forma EPS, the dividend payout ratio will decline to 47% and our annual capital generation after payout of the dividend will be approximately $500 million annually.

And finally, our credit quality remains strong with estimated pro forma 3 accumulative charge-offs of only 20 basis points. This metric will be even lower if you exclude taxi medallion-related charge-offs, which have accounted for the majority of NYCB’s modest charges over the past 3 years.

Turning to the next slide. I’d like to make a few comments about Flagstar’s remarkable banking franchise. Flagstar currently ranks as one of the leading regional banks in the country with a diversified relationship-based business model, comprised of consumer, CRE and C&I, lending with a low-risk credit profile and a low-cost deposit base along with strong market share in Michigan. It currently operates throughout 158 traditional branches in 5 states, mostly in the Upper Midwest as well as in Southern California. Flagstar’s mortgage business is the sixth largest bank originator nationally and is a leading subservicer as well, handling payments and recordkeeping for nearly $250 billion of loans across almost 1.1 million accounts.

Slide 12 highlights the scale of our combined franchise. The new company will have $87 billion in assets and operate nearly 400 traditional branches throughout 9 states and 87 retail lending offices in 28 states. We see significant opportunity to put a much larger balance sheet to work, boosting existing and future lending and other capabilities across the extensive reach of our new retail and digital platforms.

Next slide, Slide 13, highlights some of those combined companies’ complementary product offerings. As you can see, we are pairing commercial and retail capabilities that will enable us to better serve our customers’ evolving banking needs. Although we are not modeling revenue synergies, there is real opportunity over time for significant synergies. We now have the leadership expertise and product set to accelerate our strategy and grow our business. Our enhanced scale and capital generation provides the combined company with a greater capacity to lend and the opportunity to deepen our deposit relationships. In addition, there is a tremendous opportunity within NYCB’s branch network, which historically has been underutilized, through the introduction of retail lending capabilities such as mortgages, home equity loans and fee-based products.

Slide 14 shows a breakdown of our pro forma loan portfolio. On a combined basis, we will meaningfully reduce the new company’s relative dependency on CRE and residential mortgages while at the same time, our interest rate sensitivity migrate to an asset-sensitive position compared to our current liability-sensitive position given the substantial balance of variable rate loans in Flagstar’s portfolio and a better core funding mix driven by a higher concentration in low-cost deposits. Additionally, our CRE concentration drops to about 555% on a pro forma basis compared to 750% stand-alone and to under 300%, excluding our rent-regulated, multifamily loans.

On the funding side, you’ll see on Slide 15 that on a consolidated basis, our funding mix improved substantially and the cost of our funding declined given a higher concentration of low-cost deposits, in particular, in noninterest-bearing deposits and our overall reliance on wholesale funding sources. In addition, we now have the flexibility to reduce our historical dependency on wholesale funding.

Slide 16 shows our combined revenue profile. As you can see by the small pie chart on the right side of the slide, for NYCB, the contribution from fee income more than doubles to 35% of total revenue compared to 14% on a stand-alone basis while Flagstar’s mortgage fee revenue declines from 36% on a stand-alone basis to 20% on a combined basis. Flagstar’s mortgage platform is a market-leading business that will continue to perform very well through the cycle with attractive growth opportunities in which we will invest. As we continue to grow and invest in our businesses, over time, we expect that the mix of our revenues and earnings will naturally shift towards a more commercially focused banking model.

As you can see on Slide 17, NYCB has a history of 11 previous accretive transactions which have added to our franchise value. The acquisition of Flagstar is our 12th and largest acquisition to date. Both sides undertook a comprehensive due diligence process led by key executives from both companies as well as our advisers and consultants. We also reviewed integration plans and are very comfortable in our ability to execute on them. This was made easier by the fact that both companies operate on the same core systems platform.

Lastly, on Slide 18, our companies have shared values, including, among other things, a strong credit risk management discipline, a common commitment to expanding and diversifying our operations and balance sheets and moving forward into the new channels for capturing and servicing the nation’s banking needs. These values translate into a meaningful commitment to our employees, all of our customers and to every community that we serve. Additionally, both organizations see this transaction as an inclusive and culturally rich corporate environment.

Thank you. I will now open the floor to your questions. (Operator Instructions) To ensure that everyone with a question has the opportunity to ask it, I would appreciate that being mindful of the rules of order. We will do our very best to get to all your questions within the time allotted. Again, if your questions or comments are regarding your shareholder account or your customer account, please contact either our Investor Relations department or our Retail Banking group at your convenience.

And now I will be happy to take your questions.

QUESTIONS AND ANSWERS

Salvatore J. DiMartino - New York Community Bancorp, Inc. - Senior MD and Director of IR & Strategic Planning

Mr. Cangemi, you have several questions. The first one from a shareholder is, whether the company will be looking for additional acquisitions after Flagstar.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

We -- obviously, we appreciate that question. The company has a hallmark of growth to an acquisition strategy. But clearly, our largest acquisition being Flagstar, a $2.6 billion market cap, has us very busy currently. And the focus and priorities for the company is to get the transaction closed, integrated and focused on new growth opportunities in the future. But no question over time, the historical business model has been to look at future growth through opportunities on the acquisition side. But more importantly, I would say that it’s not just on company acquisitions, it’ll also be on new vertical lines of businesses and obviously, employee talent opportunities.

So clearly, we’re looking at all opportunities within the marketplace. But the priority at the current state of our position here is to get the Flagstar deal closed, integrated and focused on putting these 2 companies together culturally. That’s the most important commitment for us right now. Thank you for the question.

Salvatore J. DiMartino - New York Community Bancorp, Inc. - Senior MD and Director of IR & Strategic Planning

Thank you. The next question from our shareholders is regarding our lending. And they want to know what is NYCB doing to promote best practices among the landlords whose buildings we finance?

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

So excellent question. We’ve been very active with our community groups. We’ve been very active within the cities that we serve. But there’s no question that we take that as a very serious priority of the company’s focus on management to ensure that when we lend, we lend properly and we work with our customers and our constituents in the marketplace.

So we do work with the community groups, and we do have a strategy and a plan to make sure that we are lending responsibly. It is a priority for the bank and will always be a priority of the bank as we grow this institution into new markets as well.

Salvatore J. DiMartino - New York Community Bancorp, Inc. - Senior MD and Director of IR & Strategic Planning

Great. Thank you. Thank you for that question. So the next question actually is from several shareholders, and they would like to know how the company is better tying executive compensation, specifically to the company’s particular strategy.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Great question. Obviously, we’ve had some significant overhaul over the past 5 to 6 years regarding best practice on the compensation. If you read the proxy material, you’ll see a very detailed discussion about what we’ve done historically. And then obviously, we believe that we’re in a position of best practices. We have long-term incentives that are tied to the financial performance of the company as well as goals and objectives on a long-term strategy, which ties to the performance of the company.

There’s no question that both the short-term goals and long-term goals are better aligned where we currently stand today. And I believe they are within best practices and within our industry standards of our peer group. So clearly, a focus of the company’s priority to ensure that we have the best compensation practices and are aligned with our shareholders’ interest. And I believe that we’ve made the relevant changes over the past few years to get that in place. Thank you, Sal.

Salvatore J. DiMartino - New York Community Bancorp, Inc. - Senior MD and Director of IR & Strategic Planning

Okay. At this point, there are no further questions.

R. Patrick Quinn - New York Community Bancorp, Inc. - Executive VP, General Counsel & Corporate Secretary

Mr. Cangemi, I understand that the vote tally is complete.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Thank you, Patrick.

Mr. Descovich, will you please present your report on the vote? Operator, please unmute the line of Mr. Descovich.

Peter Descovich - Broadridge Financial Solutions, Inc. - Corporate Liaison

Thank you, Mr. Cangemi. The preliminary results of the voting are as follows.

With respect to proposal 1, all 3 director nominees have been duly elected by a majority of the votes cast.

With respect to proposal #2, the appointment of KPMG LLP as independent registered public accounting firm for the fiscal year ending December 31, 2021, has been ratified.

With regard to proposal #3, a majority of the votes cast were voted for the compensation plan for the company’s named executive officers. Therefore, proposal #3 has been approved.

With regard to proposal #4, the proposal to amend the amended and restated certificate of incorporation to phase out the classification of the Board and provide for annual elections of directors did not receive the required votes needed to pass and, therefore, is not approved.

And finally, regarding proposal #5 regarding the shareholder proposal to request that the Board take action to amend the amended and restated certificate of incorporation and bylaws to provide for the right to act by written consent, a majority of the votes cast were voted for this proposal.

My final report on certificate as inspector of election will be executed and delivered to the secretary of this meeting within 24 hours so that the final vote results can be included in a Form 8-K that the company will file with the SEC.

Thomas Robert Cangemi - New York Community Bancorp, Inc. - President, CEO & Chairman of the Board

Thank you. The preliminary report of the inspector of election, as presented, is accepted. We appreciate all of the support this year. With respect to proposal 5, I will ask the Board to consider the outcome of today’s vote when it next meets.

Mr. Quinn, please safeguard the ballots, proxies and the oath and certificate and report of the inspector of election and maintain them among the records of the company.

On behalf of the Board of Directors, I thank you again for joining us today and for your investment in New York Community Bancorp. This meeting is now adjourned.

Cautionary Statements Regarding Forward-Looking Information

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to NYCB’s and Flagstar’s beliefs, goals, intentions, and expectations regarding revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; NYCB’s and Flagstar’s estimates of future costs and benefits of the actions each company may take; NYCB’s and Flagstar’s assessments of probable losses on loans; NYCB’s and Flagstar’s assessments of interest rate and other market risks; and NYCB’s and Flagstar’s ability to achieve their respective financial and other strategic goals.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time.

These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; NYCB and Flagstar do not assume any duty, and do not undertake, to update such forward-looking statements. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of NYCB and Flagstar. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement among NYCB, 615 Corp. and Flagstar; the outcome of any legal proceedings that may be instituted against NYCB or Flagstar; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the ability of NYCB and Flagstar to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of NYCB or Flagstar; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where NYCB and Flagstar do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the proposed transaction within the expected timeframes or at all and to successfully integrate Flagstar’s operations and those of NYCB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; NYCB’s and Flagstar’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by NYCB’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of NYCB and Flagstar; and the other factors discussed in the “Risk Factors” section NYCB’s Annual Report on Form 10-K for the year ended December 31, 2020, the “Risk Factors” section in NYCB’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 and in other reports NYCB files with the U.S. Securities and Exchange Commission (the “SEC”), which are available at http://www.sec.gov and in the “SEC Filings” section of NYCB’s website, https://ir.mynycb.com, under the heading “Financial Information,” and in Flagstar’s Annual Report on Form 10-K for the year ended December 31, 2020, the “Risk Factors” section in Flagstar’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 and in Flagstar’s other filings with SEC, which are available at http://www.sec.gov and in the “Documents” section of Flagstar’s website, https://investors.flagstar.com.

Important Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction by NYCB and Flagstar. In connection with the proposed transaction, NYCB will file with the SEC a registration statement on Form S-4 to register the shares of NYCB’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a prospectus of NYCB and a joint proxy statement of NYCB and Flagstar, which will be sent to the stockholders of NYCB and shareholders of Flagstar seeking certain approvals related to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NYCB AND FLAGSTAR AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NYCB, FLAGSTAR AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about NYCB and Flagstar, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by NYCB can also be obtained, without charge, by directing a request to Investor Relations, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590 or by telephone (516-683-4420). Copies of documents filed with the SEC by Flagstar can also be obtained, without charge, by directing requests to Investor Relations, Flagstar Bancorp, Inc., 5151 Corporate Drive, Troy, Michigan 48098 or by telephone (248-312-5741).

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

NYCB, Flagstar, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding NYCB’s directors and executive officers is available in its definitive proxy statement for its 2021 annual stockholders meeting, which was filed with the SEC on April 16, 2021, and certain of its Current Reports on Form 8-K. Information regarding Flagstar’s directors and executive officers is available in its definitive proxy statement for its 2021 annual shareholders meeting, which was filed with the SEC on April 15, 2021, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.